VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

September 22, 2016

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Series Fund, Inc.
(File Nos. 33-41694; 811-06352)

Dear Mr. Oh:

This letter responds to comments provided to Jay Stamper and Kristen Freeman on September 14, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 199 (“Amendment”) to the Registration Statement of Voya Series Fund, Inc. (“Registrant”) filed on July 29, 2016 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENT

1.                                      Comment:                                     The Staff requested that the Registrant include the caption “Approximate Date of Public Offering:” on the facing sheet of the registration statement.

Response:                                        The Registrant appreciates the Staff’s comment and notes that the caption was included on the facing sheet below the contact information.

Voya Series Fund, Inc. - Prospectus

2(a).                       Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant confirms.

2(b).                       Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:                                        The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

Summary Section for Voya Small Company Fund

3(a).                       Comment:                                     The Staff requested that the Registrant revise the presentation found under “Shareholder Fees” to conform to Item 3 of Form N-1A.  The captions in this section should be presented in a horizontal manner.

Response:                                        The Registrant appreciates the Staff’s comment but believes that pursuant to Form N-1A, General Instruction C.3.c the disclosure is presented in a format that is designed to communicate the information effectively. In particular, this instruction provides that “Other presentations of multiple Class information also would be acceptable if they are consistent with the Form’s intent to disclose the information required by Items 2 through 8 in a standard order at the beginning of the prospectus.” The “Shareholder Fees” table is presented in the standard order as required under this instruction with respect to Items 2 through 8 and within Item 3 as “Maximum sales charge (load) as a % of offering price” precedes “Maximum deferred sales charge as a % of purchase or sales price, whichever is less” although presented on the horizontal axis. While General Instruction C.3.c notes that Rule 421 is superseded, for Form N-1A purposes, in respect of the ordering of information in Items 2 through 8, the Registrant believes Rule 421 supports the proposed presentation, as is substantially similar to Item 3 of Form N-1A and is not incomplete or misleading to a shareholder.

3(b).                       Comment:                                     With respect to Voya Small Company Fund, the Staff requested that the Registrant distinguish between the two contractual limits disclosed in footnote 3 to the Annual Fund Operating Expenses table.  One states that it limits expenses and the other states that it further limits.

Response:                                        The Fund believes that the disclosure already distinguishes between the two contractual limitations on expenses that are in effect through October 1, 2017.  As background for the Staff, however, the Fund notes that the first contractual limitation that is described in footnote 3, while subject to a specific term, is generally expected by the Adviser and the Board to continue in effect from year to year.  The second contractual limitation that is described in footnote 3 reduces the expense limitations to lower levels and has been specifically agreed to between the Adviser and the Board to be in effect through October 1, 2017; this expense limitation will be subject to further discussion between the Adviser and the Board, prior to its expiration, as to whether it will be extended.

3(c).                        Comment:                                     The Staff requested that the Registrant delete the phrase “or continue to hold” from the introductory paragraph to the Expense Examples, delete the term from the Example table and provide the examples for those shares that are “continued to be held” in a separate table as presented in Item 3 of Form N-1A.

Response:                                        The Registrant appreciates the Staff’s comment but believes that pursuant to Form N-1A Instruction 1(b) to Item 3 which provides that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” Further, pursuant to General Instruction C.3.c the disclosure is presented in a format that is designed to communicate the information effectively. In particular, this instruction provides that “Other presentations of multiple Class information also would be acceptable if they are consistent with the Form’s intent to disclose the information required by Items 2 through 8 in a standard order at the beginning of the prospectus.” The “Example Expenses” table is presented in the standard order as required under this instruction with respect to Items 2 through 8 and within Item 3 as it presents for each class, as applicable, example expenses for shares sold followed by a row presenting such expenses if a shareholder did not redeem their shares.  While General Instruction C.3.c notes that Rule 421 is superseded, for Form N-1A purposes, in respect of the ordering of information in Items 2 through 8, the Registrant believes Rule 421 supports the proposed presentation, as it is substantially similar to Item 3 of Form N-1A and is not incomplete or misleading to a shareholder.

4(a).                       Comment:                                     The Staff requested that the Registrant add disclosure to the principal investment strategies of Voya Small Company Fund to reflect the “Growth” and “Value” principal risks that were added.

Response:                                        The Registrant appreciates the Staff’s comment notes this disclosure is found in the first sentence of the sixth paragraph under the Fund’s principal investment strategies as follows: “In managing the Fund, the Sub-Adviser invests in stocks that it believes have the potential for long-term growth, as well as those that appear to be trading below their perceived value.”

4(b).                       Comment:                                     The Staff requested that the Registrant explain how derivatives would be counted towards the Voya Small Company Fund’s 80% test.

Response:                                        The Registrant submits that the Fund does not consider exposure gained through  derivatives when determining its compliance with the 80% test pursuant to Rule 35d-1.

4(c)                           Comment:                                     The Staff requested that the Registrants confirm that the derivatives-related disclosure for investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Registrants will use to achieve their investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements in the letter from Barry D. Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute dated July 30, 2010.

Response:                                        The Registrant confirms.

4(d).                       Comment:                                     With respect to Voya Corporate Leaders® 100 Fund, the Staff requested that the Registrant add “Acquired Fund Fees and Expenses” to the Annual Fund Operating Expenses table due to the fact that one of the fund’s investments is “Other Investment Companies.”

Response:                                        The Registrant confirms that the line item “Acquired Fund Fees and Expenses” will be added should the Fund’s investments in other investment companies (including exchange traded funds) exceed 0.01% of average net assets of the Fund in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

4(e).                        Comment:                                     With respect to Voya Mid Cap Research Enhanced Index Fund, the Staff requested that the Registrant please explain in plain English, the term “equitization” in the third paragraph of the fund’s investment strategies.

Response:                                        The Registrant will revise the disclosure in the Registrant’s 485(b) filing.

4(f)(i).              Comment:                                     The Staff noted that the principal investment strategies state that the Fund may invest in total return swaps.  The Staff requested that the Registrant disclose the types of total return swaps.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that the disclosure is already clear that the Fund may use total return swaps as a substitute for taking positions in the underlying assets in which the Fund is permitted to invest.  In addition, the Registrant notes that the Statement of Additional Information provides further information regarding the types of total return swaps used (e.g., to provide a return linked to a specific security, a basket of securities, or an index).

4(f)(ii)        Comment:                                     The Staff requested that the Registrant confirm that the Voya Mid Cap Research Enhanced Index Fund would segregate an appropriate amount of assets.

Response:                                        The Registrant confirms the Fund would segregate the full notional value of the total return swaps.

4(f)(iii)           Comment:                                     The Staff noted that the Voya Mid Cap Research Enhanced Index Fund may use credit default swaps or write credit default swaps.  The Staff requested that the Registrant confirm that the Fund would segregate the full notional value of the swaps.

Response:                                        The Registrant confirms.

5(a).                       Comment:                                     The Staff requested that the Registrant add disclosure for tracking error to the “Derivatives” risk for Voya Corporate Leaders® 100 Fund as the disclosure discusses that the Fund seeks to track the index.

Response:                                        The Registrant has revised the Derivatives Risk disclosure to remove references to the Fund seeking to track the performance of an index as the Fund’s principal investment strategy provides that it typically seeks to have an exposure to all the securities in the index, but on an equal weight basis.

5(b).                       Comment:                                     The Staff requested that the Registrant review the derivatives risk for Voya Corporate Leaders® 100 Fund in the multi-class prospectus against the risk included in the Class R6 prospectus as there seems to be more disclosure in the multi-class prospectus.

Response:                                        As noted above, the disclosure in the multi-class prospectus has been updated; it now conforms to the disclosure in the Class R6 prospectus.

5(c).                        Comment:                                     The Staff requested that the Registrant add additional risk disclosures with respect to “TIPS” for Voya Capital Allocation Fund.

Response:                                        The Registrant appreciates the Staff’s comment but believes that that the risks entitled “Deflation” and “Inflation Indexed-Bonds” adequately cover this type of investment and describe the principal risks to the Fund of investing in TIPS.

6(a).                       Comment:                                     With respect to the performance presentation of Voya Small Company Fund on page 13 of the Prospectus, the Staff requested that the Registrant provide the Staff with the legal basis for including Class W shares performance prior to their inception date by using Class A shares’ performance without adjustment for differences in fees.

Response:                                        The SEC staff has previously granted no-action relief to allow funds to present performance information for a new class of shares by showing the new class’s performance for periods prior to the class’s inception date by imputing historical performance from a previously existing class, see Quest for Value Dual Purpose Fund, Inc. (February 28, 1997) (the “Quest No-Action Letter”). The presentation of Class A shares performance for pre-inception performance of Class W shares without adjustment for differences in fees is consistent with the guidance of the Quest No-Action Letter as the performance information presented for periods prior to Class W’s inception is lower than it would have been if it had been adjusted for the expenses of Class W shares.

6(b).                       Comment:                                     Similar to the comment above, with respect to the performance presentation of Voya Corporate Leaders® 100 Fund, Class R6 shares, the Staff requested that the Registrant provide the Staff with the legal basis for including Class R6 shares performance prior to their inception date by using Class I shares’ performance without adjustment for differences in fees.  The Staff also requested that the Registrant explain why the Fund is showing Class I shares in this instance and not Class A shares like Voya Small Company Fund.

Response:                                        As discussed in comment response 6(a), the Registrant believes that such performance disclosure is permitted under the Quest No-Action Letter. As Class A shares and Class I shares each have an inception date of June 30, 2008, the Registrant determined to present Class I share performance for periods prior to Class R6’s inception, as opposed to Class A shares performance, because Class I’s fees and expenses, while higher than Class R6, are more similar to Class R6’s fees and expenses than Class A’s fees and expenses.

7.                                      Comment:                                     With respect to the section entitled “Portfolio Management,” the Staff requested that the Registrant please clarify by which entity the portfolio managers were employed.

Response:                                        The Registrant appreciates the Staff’s comment but submits that it is clear from the disclosure that the Sub-Adviser is managing the Funds and therefore the portfolio managers are employed by the Sub-Adviser.

8(a).                       Comment:                                     With respect to the multi-class prospectus, the Staff requested that the Registrant add information with respect to Class B shares to the minimum investment table or explain why no disclosure is included.

Response:                                        Class B shares of the Funds are closed to new investors and additional investment by existing shareholders except for reinvestment of dividends or distributions. The Registrant will include disclosure stating that fact in the paragraph following the “Minimum Initial Investment” table.

8(b)                          Comment:                                     The Staff requested that the Registrant reconcile the 1st sentence of the paragraph following the “Minimum Initial Investment” table on page 13 with the discussions of minimum investments found on pages 27 and 38.

Response:                                        The Registrant will revise the line items entitled “Minimum Subsequent Purchase” on page 125 to include language indicating that pre-authorized investment plans require subsequent monthly investments of at least $100.

9.                                      Comment:                                     In the section entitled “Key Fund Information,” please delete the last clause of the third paragraph that states “that may not be waived” or disclose specifically which rights might be waived.

Response: The Registrant appreciates the Staff’s comment and will remove the requested language in the Registrant’s 485(b) filing.

10.                               Comment:                                     With respect to the Class R6 shares Prospectus, the Staff noted that the S&P 500® Index description that appears on page 36 is no longer relevant.

Response:                                        The Registrant appreciates the Staff’s comment but confirms this index is the primary benchmark for Voya Corporate Leaders® 100 Fund.

11.                               Comment:                                     The Staff requested that the Registrant confirm the absence of the subsection entitled “Dividend Reinvestment” on page 68 of the prospectus for Voya Capital Allocation Fund that appears under “Dividends, Distributions, and Taxes in the other multi-class prospectus.

Response:                                        This section will be added to the Voya Capital Allocation Fund’s Prospectus.

Statements of Additional Information

12.                               Comment:                                     With respect to the front covers of the Statements of Additional Information, the Staff requested that the Registrant specify which documents are being incorporated by reference and to  disclose the filing date of each such document.

Response:                                        The Registrant appreciates the Staff’s comment and submits that the documents being incorporated by reference are identified on the cover of the SAI as follows: “Each Fund’s financial statements for the fiscal year ended May 31, 2016, including the independent registered public accounting firm’s report thereon found in each Fund’s most recent annual report to shareholders, are incorporated into this SAI by reference.” With respect to also including the filing date of documents incorporated by reference, the Registrant respectfully declines as it does not believe inclusion of the filing date is required by Form N-1A or that it is industry practice to include the filing date.  As required by Form N-1A, the SAI cover provides a toll-free number that shareholders can call to request the shareholder report which includes the financial statements that have been incorporated by reference.

13.                               Comment:                                     In the section entitled “Corporate Asset-Backed Securities,” the Staff requested that the Registrant explain what is meant by “privately-issued asset-backed securities” as well as the basis for the statement that “Privately-issued asset-backed securities will not be treated as constituting a single, separate industry.”

Response:                                        The Registrant will remove the statement in the Registrant’s 485(b) filing.

14.                               Comment:                                     In the section entitled “Fundamental Investment Restrictions” the Staff requested that the Registrant provide additional disclosure for those limitations that are based on the 1940 Act.

Response:                                        The Registrant appreciates the Staff’s comment but believes the language adequately and accurately describes the Funds’ fundamental investment restrictions.

15.                               Comment:                                     With respect to the information about the Directors/Trustees, the Staff requested that the Registrant provide information for interested Directors/Trustees separate from that of the independent Directors/Trustees in compliance with Instruction 2 to Item 17 of Form N-1A.  The Staff noted that there are some sections where the information is provided separately but others where the information is combined.

Response:                                        The Registrant appreciates the Staff’s comment and undertakes to update its layout so that the information is presented separately (in separate tables or in separate sections of a table) in future filings.

16.                               Comment:                                     The Staff requested that the Registrant provide the Directors/Trustees’ compensation as set forth in Item 17(c) of Form N-1A.

Response:                                        The Registrant will include this information in the Registrant’s 485(b) filing.

17.                               Comment:                                     The Staff requested that the Registrant include any persons considered to be control persons as required under Item 18 of Form N-1A.

Response:                                        The Registrant will include this information in the Registrant’s 485(b) filing.

Part C

18.                               Comment:                                     The Staff reminded the Registrant that when filing updated exhibits to an existing contract that the underlying contract should remain.

Response:                                        The Registrant acknowledges the requirement.

19.                               Comment:                                     The Staff requested that the Registrant please provide the information required in Item 32(b).

Response:                                        The Registrant appreciates the Staff’s comment and will provide such information in the Registrant’s 485(b) filing.

* * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investments, LLC

Elizabeth J. Reza, Esq.
Rope& Gray LLP

September 22, 2016

VIA EDGAR

Mr. Sonny Oh

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Series Fund, Inc.
(File Nos. 33-41694; 811-06352)

Dear Mr. Oh:

Voya Series Fund, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Funds

Attachments

cc:    Elizabeth J. Reza, Esq.